Exhibit 99.2

EARLYWORKS CO., LTD.

INDEX TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

EARLYWORKS CO., LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	As of April 30, 2024	As of October 31, 2024	As of October 31, 2024
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	337,911,102	212,493,024	1,394,769
Time deposit	100,000,000	-	-
Digital assets	44,662	116,854	767
Accounts receivable, net	40,711,929	28,309,600	185,819
Contract assets	40,359,303	37,233,604	244,395
Prepayments	8,227,532	58,066,704	381,140
Short-term deposits	3,096,509	3,096,509	20,325
Income tax receivable	325	-	-
Other current assets, net	39,600	3	-
TOTAL CURRENT ASSETS	530,390,962	339,316,298	2,227,215
Property and equipment, net	1,319,884	1,085,713	7,126
Operating lease right-of-use assets	11,711,000	7,607,963	49,937
Long-term deposits	657,740	657,740	4,317
Restricted cash	31,486,253	31,486,253	206,671
TOTAL ASSETS	575,565,839	380,153,967	2,495,266

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Bank loans – current portion, net	119,189,500	15,807,000	103,755
Other payables and accrued liabilities	65,573,842	73,011,094	479,230
Operating lease liabilities, current	8,239,009	6,911,713	45,367
Contract liabilities	-	2,404,025	15,780
Deferred income	-	20,000,000	131,277
TOTAL CURRENT LIABILITIES	193,002,351	118,133,832	775,409
Bank loans – non-current, net	49,063,000	41,461,000	272,143
Operating lease liabilities, non-current	2,775,741	-	-
TOTAL LIABILITIES	244,841,092	159,594,832	1,047,552

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:
Ordinary shares, 55,300,000 shares authorized; 13,839,400 and 15,076,900 shares issued and outstanding as of April 30, 2023 and 2024	50,000,000	50,000,000	328,192
Additional paid-in capital	2,210,480,581	2,210,480,581	14,509,226
Accumulated deficit	(1,929,755,834)	(2,039,921,446)	(13,389,704)
TOTAL SHAREHOLDERS’ EQUITY	330,724,747	220,559,135	1,447,714
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	575,565,839	380,153,967	2,495,266

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

EARLYWORKS CO., LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS

	For the six months ended October 31, 2023	For the six months ended October 31, 2024	For the six months ended October 31, 2024
	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	4,812,000	217,699,635	1,428,944
Consulting and solution services	1,267,620	7,284,000	47,811
Sale of NFTs	48,864,935	-	-
TOTAL OPERATING REVENUES	54,944,555	224,983,635	1,476,755
COST OF REVENUES	(3,336,792)	(92,182,568)	(605,071)
GROSS PROFIT	51,607,763	132,801,067	871,684
OPERATING EXPENSES:
Selling and marketing expenses	(27,077,415)	(37,830,288)	(248,312)
General and administrative expenses	(200,231,599)	(176,938,483)	(1,161,395)
Share-based compensation expenses	(1,616,463)	-	-
Research and development expenses	(44,821,606)	(21,583,147)	(141,668)
TOTAL OPERATING EXPENSES	(273,747,083)	(236,351,918)	(1,551,375)
LOSS FROM OPERATIONS	(222,139,320)	(103,550,851)	(679,691)
Gain (loss) on digital assets, net	(167,879)	81,900	538
Interest expenses, net	(1,789,278)	(1,184,561)	(7,775)
Foreign exchange gain (loss), net	38,823,264	(6,768,200)	(44,425)
Government grants	-	1,255,000	8,238
Other income, net	129,617	1,100	7
LOSS BEFORE INCOME TAXES	(185,143,596)	(110,165,612)	(723,108)
Provision for income taxes
Current	-	-	-
Deferred	188,496	-	-
Total provision for income taxes	188,496	-	-
NET LOSS	(184,955,100)	(110,165,612)	(723,108)

LOSS PER SHARE
Basic	(12.77)	(7.31)	(0.05)
Diluted	(12.77)	(7.31)	(0.05)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING*
Basic	14,478,530	15,076,900	15,076,900
Diluted	14,478,530	15,076,900	15,076,900

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

EARLYWORKS CO., LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares*		Additional Paid-in	Accumulated	Total Shareholders’	Total Shareholders’
	Share*	Amount	Capital	Deficit	Equity	Equity
		JPY	JPY	JPY	JPY	USD
Balance, April 30, 2023	13,839,400	100,000,000	1,702,120,099	(1,593,605,162)	208,514,937	1,368,657
Issuance of ordinary shares for cash	1,200,000	781,200,000	(326,330,981)	-	454,869,019	2,985,684
Net loss	-	-	-	(184,955,100)	(184,955,100)	(1,214,014)
Share based compensation	-	-	1,616,463	-	1,616,463	10,610
Balance, October 31, 2023	15,039,400	881,200,000	1,377,405,581	(1,778,560,262)	480,045,319	3,150,937

	Ordinary shares*		Additional Paid-in	Accumulated	Total Shareholders’	Total Shareholders’
	Share*	Amount	Capital	Deficit	Equity	Equity
		JPY	JPY	JPY	JPY	USD
Balance, April 30, 2024	15,076,900	50,000,000	2,210,480,581	(1,929,755,834)	330,724,747	2,170,822
Net loss	-	-	-	(110,165,612)	(110,165,612)	(723,108)
Balance, October 31, 2024	15,076,900	50,000,000	2,210,480,581	(2,039,921,446)	220,559,135	1,447,714

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

EARLYWORKS CO., LTD.
UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	For the six months ended October 31, 2023	For the six months ended October 31, 2024	For the six months ended October 31, 2024
	JPY	JPY	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(184,955,100)	(110,165,612)	(723,108)
Adjustment to reconcile net loss to net cash generated from operating activities:
Depreciation expense	546,638	461,262	3,028
Loan origination fee	115,500	115,500	758
Deferred tax expense	(188,496)	-	-
Foreign currency exchange gain	(33,026,195)	6,839,511	44,893
Unrealized loss on digital assets	167,879	32,471	213
Share-based compensation expense	1,616,463	-	-
Changes in assets and liabilities
Accounts receivable	19,948,545	12,402,329	81,407
Contract assets	-	3,125,699	20,517
Prepayments	(21,737,967)	(18,039,172)	(118,406)
Digital assets	116,964	(104,663)	(687)
Other current assets, net	(1,951,343)	39,597	260
Income taxes, net	9,367,753	325	2
Contract liabilities	(1,397,470)	2,404,025	15,780
Other payables and accrued liabilities	48,698,107	7,437,252	48,816
Lease obligations net cash	(696,250)	-	-
NET CASH USED IN OPERATING ACTIVITIES	(163,374,972)	(95,451,476)	(626,527)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from redemption of time deposit	-	100,000,000	656,383
Purchases of property and equipment	(232,226)	(227,091)	(1,491)
Advance payment for software purchase	-	(31,800,000)	(208,730)
Receipt of government grants	-	20,000,000	131,277
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(232,226)	87,972,909	577,439
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares for cash	781,200,000	-	-
Repayment of loans	(12,950,000)	(111,100,000)	(729,242)
Payments on deferred initial public offering (“IPO”) costs	(114,170,860)	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	654,079,140	(111,100,000)	(729,242)
EFFECT OF EXCHANGE RATE	33,026,195	(6,839,511)	(44,893)
CHANGE IN CASH AND RESTRICTED CASH	523,498,137	(125,418,078)	(823,223)
CASH AND RESTRICTED CASH, AT BEGINNING OF PERIOD	177,886,393	369,397,355	2,424,663
CASH AND RESTRICTED CASH, AT PERIOD END	701,384,530	243,979,277	1,601,440
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid (received) for:
Interest	1,802,807	676,500	4,440
Income taxes	(9,512,753)	(325)	(2)
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	16,456,602	-	-
RECONCILIATION OF CASH AND RESTRICTED CASH REPORTED IN THE BALANCE SHEETS:
Cash	701,384,530	212,493,024	1,394,769
Restricted cash	-	31,486,253	206,671
Total cash and restricted cash shown in the statements of cash flows	701,384,530	243,979,277	1,601,440

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

EARLYWORKS CO., LTD.

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Earlyworks Co., Ltd. (the “Company”) is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018. The Company builds products, delivers services, and develops solutions based on its proprietary Grid Ledger System to leverage blockchain technology in various business settings, including advertisement tracking, online visitor management, and sales of non-fungible tokens. The Company primarily generates revenue from software and system development services, consulting and solution services, and sale of NFTs.

Note 2 – Liquidity and going concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited interim condensed financial statements are issued.

The Company’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the unaudited interim condensed financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term debt facilities as and when they fall due.

The Company has considered whether there is a substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. For the six months ended October 31, 2024, the Company had negative cash flow from operating activities of JPY95,451,476 (USD 626,527). The Company’s working capital was JPY221,182,466 (USD 1,451,806) as of October 31, 2024. And the Company had JPY212,493,024 (USD 1,394,769) in cash, which is unrestricted as to withdrawal and use as of October 31, 2024. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

If necessary, the Company will consider additional financings through the issuance of ordinary shares or debt financings and look into refinancing the Company’s existing debt obligations. However, there can be no assurances that the Company will be successful in securing any debt on terms favorable to the Company, or at all, and it is not possible to predict whether any financing efforts will be successful or if the Company will obtain the necessary financing.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements for the year ended April 30, 2024 and the unaudited interim condensed financial statements for six months ended October 31, 2024 have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 – Summary of significant accounting policies

Basis of presentation

The unaudited interim condensed financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of October 31, 2024, and results of operations and cash flows for the six-month periods ended October 31, 2023 and 2024. The unaudited interim condensed balance sheet as of October 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These unaudited interim condensed financial statements should be read in conjunction with the audited financial statements as of and for the years ended April 30, 2023 and 2024, and related notes included in the Company’s audited financial statements.

Use of estimates and assumptions

The preparation of unaudited interim condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s unaudited interim condensed financial statements include, but not limited to, estimates for useful lives and impairment of property and equipment, impairment of long-lived assets, allowance for expected credit loss, revenue recognition, and deferred taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed financial statements.

Foreign currency translation and transaction

The Company uses Japanese yen (“JPY”) as its reporting currency. The functional currency of the Company which is incorporated in Japan is JPY, which is its respective local currency based on the criteria of ASC 830, Foreign Currency Matters.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gain (loss), net on the statements of operations.

Convenience Translation

Translations of balances in the balance sheets, statements of operations, statements of changes in shareholders’ equity and statements of cash flows from JPY into USD as of October 31, 2024 are solely for the convenience of the readers and are calculated at the rate of USD 1.00=JPY152.35, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on October 31, 2024. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains its bank accounts in Japan and the United States. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. Cash balances in bank accounts in the United States are insured by the Federal Deposit Insurance Corporation up to USD 250,000 per insured bank. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of April 30, 2024 and October 31, 2024, the Company did not have any cash equivalents.

Restricted cash

Restricted cash is cash legally restricted as to withdrawal or usage due to an order by the Tokyo District Court as a result of a lawsuit filed by certain shareholders of the Company.

Time deposit

Time deposit is a deposit in a bank account with original maturity of over three months. The Company purchased a time deposit of JPY100,000,000 on April 26, 2024 and the maturity is set on July 31, 2024. The interest rate was 0.025% per annum.

Digital assets

Digital assets such as Ethereum, Binance Coin and Polygon are included in current assets in the balance sheets as an indefinite live intangible asset. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. The Company recognized realized gains or losses when digital assets are sold for other digital assets, or for cash consideration using a first-in first-out method of accounting and the Company accounts for received and disbursements as cash flows from operating activities.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-life asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets in the principal market at the time its fair value is being measured, and the Company recognized an impairment loss in an amount equal to that excess. The Company monitors and evaluates the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information is indicative of a potential impairment. The Company recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Accounts receivable and allowance for expected credit losses accounts

Accounts receivable include trade accounts due from clients. As of May 1, 2023, accounts receivable, net was JPY30,934,916. Accounts are considered overdue after 90 days. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of May 1, 2023, April 30, 2024 and October 31, 2024, the Company had no allowance for expected credit loss.

Prepayments

Prepayments are mainly payments made to vendors or services providers for goods or future services that have not been provided. These amounts are generally refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of April 30, 2024 and October 31, 2024, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities were deferred and charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs included legal fees, consulting fees, underwriting fees, the SEC filing and printing expenses related to the IPO. On July 27, 2023, the Company closed its IPO and gross proceeds of JPY781,200,000 were recorded in ordinary shares and the accumulated deferred IPO costs of JPY326,330,981, consisting of JPY212,160,121 incurred through April 30, 2023 and JPY114,170,860 incurred from May 1, 2023 to July 27, 2023 were charged against additional paid-in capital in the balance sheet.

Short-term deposits and long-term deposits

Short-term deposits and long-term deposits are mainly for rent and money deposited with certain service providers. These amounts are refundable and bear no interest. The short-term deposits usually have one year term and are refundable upon contract termination. The long-term deposits are refunded from service providers when term and conditions set forth in the agreements have been satisfied.

Other current assets, net

Other current assets, net, primarily consists of other receivables from third parties. These other receivables are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Leasehold improvements	lesser of lease term or expected useful life
Office furniture and fixtures	2 – 4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended October 31, 2023 and 2024 no impairment of long-lived assets was recognized.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 – inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, time deposit, digital assets, accounts receivable, contract assets, prepayments, short-term deposits, income tax receivable and other current assets, current portion of long-term bank loans, other payables and accrued liabilities, current operating lease liabilities, income tax payable, and contract liabilities approximate the fair value of the respective assets and liabilities as of April 30, 2024 and October 31, 2024 based upon the short-term nature of the assets and liabilities.

Revenue recognition

The Company recognizes revenue as it satisfies a performance obligation when its client obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the client.

The Company applied practical expedient when sales taxes were collected from clients, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its clients.

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the service, has discretion in establishing pricing and controls the promised service before transferring that service to clients. Otherwise, the Company is an agent and records revenue on a net basis.

The Company derives its revenues from three sources: (1) software and system development services, (2) consulting and solution services, and (3) sale of NFTs. All of the Company’s contracts with clients do not contain cancellable and refund-type provisions.

(1) Software and system development services

The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Company designs software and system based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The Company assesses that software and system development services is considered as one performance obligation as the clients do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company’s software and system development service revenue is generated primarily from contracts with medium and large-sized enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

The Company’s revenue from software and system development contracts is generally recognized over time as the Company’s performance creates or enhances the project controlled by the clients and the control is transferred continuously to the Company’s clients. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the Company could appropriately measure the fulfillment of a performance obligation. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and contract liabilities at each reporting period.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Company to make estimates of revenues and costs to complete the service. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. The Company’s estimates are based upon the professional knowledge and experience of the Company’s engineers and project managers to assess the contract’s schedule, performance, and technical matters. The Company has adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Company recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for software development services include but are not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

(2) Consulting and solution services

Revenue from consulting and solution services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and solution services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to clients. Billings to the clients are generally on a monthly or quarterly basis over the contract term, which is typically 1 to 12 months. The consulting and solution services contracts typically include a single performance obligation. The revenue from consulting and solution services is recognized over the contract term as clients receive and consume benefits of such services as provided.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue.

(3) Sale of NFTs

The Company engages in sale of NFTs, or non-fungible tokens. NFTs are assets that have been tokenized via a blockchain and are assigned unique identification codes and metadata that distinguish them from other tokens. The Company typically enters into contracts with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of NFTs. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a time when the control of products is transferred to customers.

Contract balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are transferred. The Company recognizes contract assets or contract liabilities in the balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

Contract assets are rights to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditional on something other than the passage of time. As of May 1, 2023, April 30, 2024 and October 31, 2024, the Company recorded contract assets of nil, JPY40,359,303, and JPY37,233,604 (USD 244,395) respectively, which are presented as contract assets on the accompanying balance sheets.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a sales contract. As of May 1, 2023, April 30, 2024 and October 31, 2024, the Company recorded contract liabilities of JPY1,397,470, nil and JPY2,404,025 (USD 15,780), respectively, which are presented as contract liabilities on the accompanying balance sheets. Contract liabilities of JPY1,397,470 were recorded as revenue during the six months ended October 31, 2023.

Operating leases

The Company determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

At the commencement date of a lease, the Company determines the classification of the lease based on the relevant factors present and records a right-of-use (“ROU”) asset and lease liability for operating lease. ROU assets acquired through lease represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. If the rate implicit in the Company’s leases is not readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancellable term of the lease.

Leases with an initial lease term of 12 months or less are not recorded on the balance sheets. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Cost of revenues

Cost of revenues mainly consist of salaries and benefits of our staff and outsourced staff, and related expenses including telecommunication cost and rental costs.

Selling and marketing expenses

Selling and marketing expenses mainly consist of payroll, promotion expenses, and related expenses for personnel engaged in selling and marketing activities.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the statements of operations. Advertising expenses amounted to JPY11,088,923, and JPY15,088,528 (USD 99,039) for the six months ended October 31, 2023 and 2024, respectively.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of payroll, outsourced development cost, and related expenses for personnel engaged in research and development activities.

Government grants and deferred income

The Company recognizes government grants when it is probable that (a) the Company will comply with the conditions attached to the grant and (b) the grant will be received. For grants related to assets, the Company elected cost accumulation approach under which the benefit of the grant would be inherently recognized in the statements of operations through reduced expense. For grants related to income, the benefit of the grant would be recognized in the statements of operations in a systematic and rational manner over the period in which the entity recognizes the relevant expenses. Recognized benefit is presented as government grants on the statements of operations.

The Company received government grants of JPY21,255,000 (USD 139,514) that aim to promote businesses of small and medium-sized companies during the six months ended October 31, 2024. The Company presented recognized benefit of JPY1,255,000 (USD 8,238) as government grants on the statement of operations and the grants related to assets of JPY20,000,000 (USD 131,277) as deferred income on the balance sheet. Once the assets for which grants of JPY20,000,000 (USD 131,277) were provided have been delivered and placed in service, the deferred income will be offset against the acquisition cost of the assets under the cost accumulation approach. The Company is required to report the status of subsidized projects to the government for certain number of years after the receipt of government grants.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended October 31, 2023 and 2024. The Company does not believe there was any uncertain tax provision as of April 30, 2024 and October 31, 2024.

Loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted loss per share is calculated by dividing net loss attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti- dilutive, such as in a period in which a net loss is recorded.

Share-based compensation

The Company applies ASC 718, Compensation – Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized in the unaudited interim condensed financial statements based on their grant date fair values. In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting.

Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in unaudited interim condensed financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Japan, no geographical segments are presented.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family who hold 10% or more of the company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical performance and the specific facts and circumstances of each matter.

Risks and uncertainties

Political and economic risk

All of the Company’s assets were located in Japan and all of the Company’s revenue was generated in Japan. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, as well as by the general state of Japan economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Foreign currency exchange risk

The functional currency of the Company is JPY. Exposure to foreign currency risk is derived from a bank account denominated in US dollars. Our financial position, results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Credit risk

As of April 30, 2024 and October 31, 2024, JPY469,397,355 and JPY243,979,277 (USD 1,601,440) of the Company’s cash and time deposit were on deposit at financial institutions in Japan and the United States, respectively, which were insured by the Deposit Insurance Corporation of Japan and the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

Accounts receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service clients. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of demand

As of April 30, 2024, one client accounted for 98.6% of the Company’s total accounts receivable. As of October 31, 2024, one client accounted for 99.2% of the Company’s total accounts receivable, respectively.

For the six months ended October 31, 2023, one major client accounted for 70.1% of the Company’s total revenues. For the six months ended October 31, 2024, two major clients accounted for 51.2% and 41.0% of the Company’s total revenues, respectively.

Concentration of supply

As of April 30, 2024, two vendors accounted for 33.3% and 14.9% of the Company’s total account payable. As of October 31, 2024, two vendors accounted for 14.5% and 13.3% of the Company’s total account payable, respectively.

For the six months ended October 31, 2023, two vendors accounted for 86.1% and 12.0% of the Company’s total purchases, respectively. For the six months ended October 31, 2024, five vendors accounted for 40.0%, 14.3%, 13.4%, 11.2%, and 10.3% of the Company’s total purchases, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 – Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company adopted this update on May 1, 2023. The adoption of this update had no material impact on the Company’s results of operations and financial position.

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and other – crypto assets (Subtopic 350-60): Accounting for and disclosure of crypto assets. This guidance addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. The ASU’s amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. The Company is currently evaluating the impact this ASU will have on its unaudited interim condensed financial statements and related disclosures.

The Company has reviewed all other recently issued accounting pronouncements and concluded that they are either not applicable or not expected to have a material impact on the Company’s unaudited interim condensed financial statements.

Note 4 – Revenues

The following table presents the Company’s revenues disaggregated by service lines for the six months ended October 31, 2023 and 2024:

	For the six months ended October 31, 2023	For the six months ended October 31, 2024
	JPY	JPY	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Software and system development services	4,812,000	217,699,635	1,428,944
Consulting and solution services	1,267,620	7,284,000	47,811
Sale of NFTs	48,864,935	-	-
TOTAL OPERATING REVENUES	54,944,555	224,983,635	1,476,755

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of April 30, 2024	As of October 31, 2024
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
Accounts receivable	38,979,600	28,309,600	185,819
Less: Allowance for expected credit loss	-	-	-
Add: Consumption tax receivable	1,732,329	-	-
Accounts receivable, net	40,711,929	28,309,600	185,819

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	As of April 30, 2024	As of October 31, 2024
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
At cost:
Office equipment	3,559,257	3,786,348	24,853
Total	3,559,257	3,786,348	24,853
Accumulated depreciation	(2,239,373)	(2,700,635)	(17,727)
Property and equipment, net	1,319,884	1,085,713	7,126

Depreciation expense for the six months ended October 31, 2023 and 2024 amounted to JPY546,638 and JPY461,262 (USD 3,028), respectively.

Note 7 – Other payables and accrued expenses

The components of other payables and accrued expenses are as follows:

	As of April 30, 2024	As of October 31, 2024
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
Outsourced development costs	18,422,782	27,750,211	182,148
Salary and benefit payables	22,500,277	18,885,095	123,959
Consumption tax payables	-	7,481,833	49,110
Professional service fee	16,364,688	8,330,930	54,683
Communication costs	3,432,583	5,205,110	34,165
Sales proceeds temporarily received for others	925,212	925,212	6,073
Withholding tax	1,066,197	847,956	5,566
Corporate business tax	950,000	475,000	3,118
Resident tax for employees	356,600	463,000	3,039
Others	1,555,503	2,646,747	17,369
	65,573,842	73,011,094	479,230

Others mainly consist of other payables related to operating activities including outsourced design costs and handling fee.

Note 8 – Loans

Outstanding balances of loans consist of the following:

As of April 30, 2024	Balance	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY	USD

Kiraboshi Bank	4,101,000	26,918	Nov. 12, 2024	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Kiraboshi Bank	29,567,000	194,073	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi
Resona Bank	100,000,000	656,383	July 31, 2024	1.48%	Guaranteed by Mr. Satoshi Kobayashi
Shoko Chukin Bank	34,700,000	227,765	Sep. 30, 2027	2.69%
Total loans	168,368,000	1,105,139
Less: Loan origination fee	(115,500)	(758)
Current portion of long – term loan	(119,189,500)	(782,340)
Long-term loan – due over one year	49,063,000	322,041

As of October 31, 2024	Balance	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY	USD

Kiraboshi Bank	603,000	3,958	Nov. 12, 2024	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Kiraboshi Bank	27,065,000	177,650	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi
Shoko Chukin Bank	29,600,000	194,290	Sep. 30, 2027	2.69%
Total loans	57,268,000	375,898
Less: Loan origination fee	-	-
Current portion of long – term loan	(15,807,000)	(103,755)
Long-term loan – due over one year	41,461,000	272,143

Interest expense for the six months ended October 31, 2023 and 2024 amounted to JPY1,559,270 and JPY1,196,881 (USD 7,856). As of October 31, 2024, the Company’s future loan obligations according to the terms of the loan agreement are as follows:

	JPY	USD
Remainder of 2025	8,205,000	53,856
2026	15,204,000	99,797
2027	15,204,000	99,797
2028	8,687,000	57,020
2029	5,004,000	32,845
Thereafter	4,964,000	32,583
Total	57,268,000	375,898

Note 9 – Commitments and contingencies

Lease commitments

The Company entered into an operating lease agreement for office space. The minimum lease payment commitments under the operating lease as of October 31, 2024 are set forth in the Note 11 – Operating leases – right-of-use assets

Litigation

Certain shareholders of the Company filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Chief Executive Officer and Representative Director. The complaint, which is dated December 18, 2023, was served on the Company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following the Company’s initial public offering, and that the Company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of USD 2,925,747, plus interest and costs. In addition, certain bank accounts of JPY31,486,253 in the aggregate were temporarily seized and restricted as to withdrawal or usage on November 7, 2023, due to an order by the Tokyo District Court as a result of the lawsuit. The restricted cash of JPY31,486,253 (USD 206,671) is recorded in restricted cash on the balance sheets. The provisional garnishment is only applicable to the account balance when the Court serves the bank with a provisional garnishment order. Therefore, any amounts deposited into the bank account after the Court serves the bank with a provisional garnishment order are available for use without any restriction. The Company believes the complaint is without merit. The Company intends to vigorously defend the case. However, litigation is inherently uncertain and there can be no assurance regarding the outcome of this matter. In light of the fact that this lawsuit is still in progress, the Company cannot predict the ultimate outcome of the lawsuit and cannot reasonably estimate the potential loss or range of loss that the Company may incur.

Note 10 – Income taxes

(a) Corporate Income Taxes

The Company is in Japan and is subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.6% for the six months ended October 31, 2023 and 2024, respectively.

Significant components of the provision for income taxes are as follows:

	For the six months ended October 31, 2023	For the six months ended October 31, 2024
	JPY	JPY	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax expense	-	-	-
Deferred tax benefit	(188,496)	-	-
Total provision for income taxes	(188,496)	-	-

For the purpose of presentation in the balance sheets, deferred income tax assets and liabilities have been offset. Significant component of deferred tax assets and liabilities are as follows:

	As of April 30, 2024	As of October 31, 2024
	JPY	JPY	USD
Deferred tax assets:
Net operating loss carry forward	353,138,111	387,509,086	2,543,545
Write off of other receivable	15,005,181	15,005,181	98,492
Lease liabilities	3,810,002	2,390,762	15,693
Write off of guarantee money deposited	2,665,941	2,665,941	17,499
Temporary difference in depreciation	2,645,375	2,696,247	17,698
Bonus accrual	2,392,042	1,222,941	8,027
Deferred government grants	-	6,918,000	45,409
Others	402,882	362,267	2,377
Total deferred tax assets	380,059,534	418,770,425	2,748,740
Less: valuation allowance	(376,249,532)	(416,379,663)	(2,733,047)
Deferred tax assets, net of valuation allowance	3,810,002	2,390,762	15,693

Deferred tax liabilities:
Right-of-use assets – operating lease	(3,810,002)	(2,390,762)	(15,693)
Total deferred tax liabilities	(3,810,002)	(2,390,762)	(15,693)
Net deferred tax assets	-	-	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

(b) Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the statements of operations. The Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded in accounts receivable, net on the balance sheets.

Note 11 – Operating leases – right-of-use assets

The Company entered into an operating lease agreement for office space. None of the amounts disclosed below for these leases contain variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Rent expenses for the six months ended October 31 2023 and 2024 was JPY4,177,500 and JPY4,177,500 (USD 27,420), respectively.

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of October 31, 2024 is as follows:

	Operating Leases
	JPY	USD
Remainder of 2025	4,177,500	27,420
2026	2,785,000	18,280
Total lease payment	6,962,500	45,700
Less imputed interest	(50,787)	(333)
Present value of operating lease liabilities	6,911,713	45,367
Less: current obligation	(6,911,713)	(45,367)
Long-term obligation on October 31, 2024	-	-

Supplemental disclosure related to operating leases were as follows:

	For the six months ended October 31, 2024
	JPY	USD
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	4,177,500	27,420
Weighted average remaining lease term of operating leases	0.92 years
Weighted average discount rate of operating leases	1.6%

Note 12 – Shareholders’ equity

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018.

As of April 30, 2024 and October 31, 2024, the number of outstanding shares is 15,076,900 and 15,076,900, respectively.

On April 26, 2024, the Company’s shareholders approved an amendment to its equity structure whereby the Company reduced capital associated with ordinary shares with a corresponding increase to additional paid-in capital of JPY843,481,250 (USD 5,536,470) with an effective date of April 30, 2024 in order to lessen the Company’s tax and administrative costs and ensuring the Company maintains flexibility in its capital structure. There was no net effect in the Company’s net assets as a result of this transaction.

Note 13 – Share-based compensation

Share option plan (the “2019 Plan”)

On February 5, 2019, the shareholders and Board of Directors of the Company approved the 2019 Plan, which is administered by the Board of Directors and has a term of 10 years from the date of adoption. Under the 2019 Plan, the Company has set aside options that are exercisable into 1,095,000 ordinary shares (retrospectively restated the share split of 50-for-1 and 100-for-1 on July 16, 2019 and October 25, 2021) of the Company to eligible employees, officers, directors or any other individual as deemed appropriate by the board of directors. The purpose of the 2019 Plan is to attract and retain exceptionally talented and qualified individuals, and to motivate them to exercise their best efforts on behalf of the Company through valuable incentives and awards.

The options granted under the 2019 Plan have a contractual term of 10 years. The share options vested on the day before the listing date. The grantees can exercise vested options after the commencement date of exercise and before the earlier of: 1) its contractual term (i.e. 10 years after its grant date); or 2) upon the grantee terminates their employment if the vested option has not been exercised. The commencement date of exercise is upon the completion of the Company’s IPO.

The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of - 0.14%, dividend yield of 0.00%; estimated volatility of 69.10%, and expected lives of options of 10 years. Expected volatilities are based on historical volatilities of the Company’s peer group averages.

A summary of the employee equity award activity under the 2019 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2023	1,035,000	2.00	5.8	603.0
Granted	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Outstanding, October 31, 2023	1,035,000	2.00	5.3	90.7
Vested at October 31, 2023	1,035,000	2.00	5.3	90.7
Exercisable at October 31, 2023	1,035,000	2.00	5.3	90.7

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2024	1,020,000	2.00	4.8	121.4
Granted	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Outstanding, October 31, 2024	1,020,000	2.00	4.3	69.1
Vested at October 31, 2024	1,020,000	2.00	4.3	69.1
Exercisable at October 31, 2024	1,020,000	2.00	4.3	69.1

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		USD	Years	USD
Outstanding, April 30, 2024	1,020,000	0.01	4.8	0.8
Granted	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Outstanding, October 31, 2024	1,020,000	0.01	4.3	0.5
Vested at October 31, 2024	1,020,000	0.01	4.3	0.5
Exercisable at October 31, 2024	1,020,000	0.01	4.3	0.5

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share and the option’s respective exercise price.

For the six months ended October 31, 2023, the Company recognized share-based compensation expense of JPY1,616,463 when a performance condition was met upon closing of the Company’s IPO on July 27, 2023.

Trust-Type Share Option Plan (the “2019 Trust-Type Plan”)

On July 1, 2019, the shareholders and Board of Directors of the Company approved the 2019 Trust-Type Share Option Plan (the “2019 Trust-Type Plan”); 2019 Trust-Type Plan is administered by the Board of Directors, and has a term of 10 years from the date of adoption. Under the “2019 Trust-type Plan”, the Company deposited into the trust a set of options that are exercisable into a total of 2,000,000 ordinary shares (retrospectively restated for the share split of 50-for-1 and 100-for-1 on July 16, 2019 and October 25, 2021, respectively) of the Company. The board of directors and the trustee of the 2019 Trust-Type Plan, in their discretion, may designate and distribute these options to individuals, including but not limited to employees, officers, and directors. The purpose of the “2019 Trust-type Plan” is to attract and retain exceptionally qualified and talented individuals and to motivate them to exercise their best efforts on behalf of the Group through valuable incentives and awards.

The trust-type share option (trust for market value-issue stock acquisition rights) is a scheme of where the option holder is granted the right to acquire the Company’s stock in the open market at pre-determined price, which can be lower than the fair market value; therefore, generating immediate benefit to the holder to option. The trust type plan was initiated and created by the trustor (Mr. Kobayashi, the Company’s Chief Executive Officer) when he deposited funds into the trust with the intention to reward the beneficiaries of the plan. The trustee is entrusted with the responsibility to grant to beneficiaries (officers and employees, etc.) the options.

The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of - 0.14%, dividend yield of 0.00%; estimated volatility of 69.10%, and expected lives of options of 10 years. Expected volatilities are based on historical volatilities of the Company’s peer group averages.

A summary of the employee equity award activity under the 2019 Trust-Type Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2023	2,000,000	50	6.2	555.0
Granted	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Exercised	-	-	-	-
Outstanding, October 31, 2023	2,000,000	50	5.7	43.2
Vested at October 31, 2023	2,000,000	50	5.7	43.2
Exercisable at October 31, 2023	2,000,000	50	5.7	43.2

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2024	1,960,000	50	5.2	73.4
Granted	-	-	-	-
Forfeited / Cancelled	(1,960,000)	50	-	-
Exercised	-	-	-	-
Outstanding, October 31, 2024	-	-	-	-
Vested at October 31, 2024	-	-	-	-
Exercisable at October 31, 2024	-	-	-	-

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		USD	Years	USD
Outstanding, April 30, 2024	1,960,000	0.3	5.2	0.5
Granted	-	-	-	-
Forfeited / Cancelled	(1,960,000)	0.3	-	-
Exercised	-	-	-	-
Outstanding, October 31, 2024	-	-	-	-
Vested at October 31, 2024	-	-	-	-
Exercisable at October 31, 2024	-	-	-	-

On August 12, 2024, allocated share options of 1,960,000 units under the 2019 Trust-Type Plan were cancelled without a concurrent grant of replacement share options or other valuable consideration because the Company’s share price calculated based on ordinary shares fell below JPY50, which is one of the conditions of cancellation stipulated in the 2019 Trust-Type Plan agreement. As those options were fully vested when cancelled on August 12, 2024, no additional compensation costs were recorded upon cancellation in accordance with ASC 718-20-35-9.

Note 14 – Subsequent events

The Company has assessed all events from October 31, 2024 up through March 3, 2025, which is the date that these unaudited interim condensed financial statements are available to be issued, and, except as disclosed above, there are not any material subsequent events that require disclosure in these unaudited interim condensed financial statements.